Q1/05

FIRST QUARTER 2005 REPORT TO SHAREHOLDERS

Scotiabank reports record results

First quarter highlights compared to the same period a year ago:

– Net income of $788 million, an increase of 15% from $688 million

– Earnings per share (diluted) of $0.77, up 15% from $0.67

– Return on equity of 21.0%, versus 19.4%

– Tier 1 capital ratio of 11.2%, up from 10.9%

Toronto, March 1, 2005 –

Scotiabank reported record net income of $788 million in the first quarter of 2005, an increase of $100 million or 15% over the same period last year. Earnings per share (diluted) were $0.77, up $0.10 per share or 15% from the first quarter of 2004. Return on equity was very strong at 21.0%.

     “Our strategy of diversifying across business platforms and geography has once again generated record results with solid contributions from all three business lines,” said Rick Waugh, President and CEO.

     “The Bank benefited from increases in trading and investment banking revenue in Scotia Capital, continued strong performance in International Banking, particularly in our Caribbean and Mexican operations, and solid contributions from a wide variety of product lines in the Domestic Bank.

     “Good credit quality in all business lines also contributed to the record bottom line.

     “Scotiabank’s capital position remains strong. With a Tier 1 capital ratio of 11.2%, the Bank continues to have the flexibility to consider a broad range of options for future growth and to continue to increase returns to shareholders.

     “Overall, we remain optimistic about 2005 and are confident that we can achieve our key performance targets.”

     Year-to-date performance versus our 2005 targets was as follows:

1.	TARGET: Earn a return on equity (ROE) of 17 to 20%. In the first quarter, Scotiabank earned an ROE of 21.0%.

2.	TARGET: Generate growth in earnings per common share of 5 to 10% per year. Our year-over-year growth in earnings per share was 15%.

3.	TARGET: Maintain a productivity ratio of less than 58%. Scotiabank’s performance was 55.7%.

4.	TARGET: Maintain strong capital ratios. At 11.2%, Scotiabank’s Tier 1 capital ratio remains among the highest of the Canadian banks and strong by international standards.

Live audio Web broadcast of the Bank’s analysts’ conference call. See page 23 for details.	Scotiabank First Quarter Report 2005 1

> FINANCIAL HIGHLIGHTS

	As at and for the three months ended

	January 31	October 31	January 31
(Unaudited)	2005	2004	2004

Operating results ($ millions)
Net interest income(1)(TEB(2))	1,503	1,461	1,496
Total revenue(1)(TEB(2))	2,614	2,457	2,536
Provision for credit losses	74	40	170
Non-interest expenses	1,457	1,461	1,406
Provision for income taxes(1) (TEB(2))	278	238	249
Net income(1)	788	705	688
Net income available to common shareholders	784	701	684

Operating performance
Basic earnings per share(3) ($)	0.78	0.70	0.68
Diluted earnings per share(3) ($)	0.77	0.69	0.67
Return on equity (%)	21.0	18.8	19.4
Productivity ratio(1) (%) (TEB(2))	55.7	59.4	55.4
Net interest margin on total average assets(1) (%) (TEB(2))	2.00	2.06	2.11

Balance sheet information ($ millions)
Cash and securities	89,118	75,928	81,578
Loans and acceptances	188,617	178,854	175,680
Total assets	300,547	279,212	281,451
Deposits	206,866	195,196	191,800
Preferred shares(1)	300	300	300
Common shareholders’ equity	14,918	14,685	14,209
Assets under administration	158,030	156,800	167,714
Assets under management	22,591	21,225	20,497

Capital measures
Tier 1 capital ratio (%)	11.2	11.5	10.9
Total capital ratio (%)	13.5	13.9	13.4
Tangible common equity to risk-weighted assets(4) (%)	9.5	9.7	9.2
Risk-weighted assets ($ millions)	155,498	150,549	153,479

Credit quality
Net impaired loans after specific allowance(5) ($ millions)	762	879	1,487
General allowance for credit losses ($ millions)	1,375	1,375	1,475
Net impaired loans as a % of loans and acceptances(5)	0.40	0.49	0.85
Specific provision for credit losses as a % of average loans and acceptances	0.16	0.20	0.38

Common share information
Share price(3) ($)
High	41.35	40.00	34.24
Low	36.41	35.28	31.08
Close	39.50	39.60	33.75
Shares outstanding(3) (millions)
Average (basic)	1,006	1,008	1,011
Average (diluted)	1,021	1,024	1,027
End of period	998	1,009	1,011	(6)
Dividends per share(3) ($)	0.32	0.30	0.25
Dividend yield (%)	3.3	3.2	3.1
Dividend payout ratio(7) (%)	41.1	43.1	37.0
Market capitalization ($ millions)	39,425	39,937	34,126
Book value per common share(3) ($)	14.95	14.56	14.05
Market value to book value multiple	2.6	2.7	2.4
Price to earnings multiple (trailing 4 quarters)	13.3	13.8	13.5

Other information
Employees	43,930	43,928	44,304
Branches and offices	1,871	1,871	1,875

Certain comparative amounts in this quarterly report have been reclassified to conform with current period presentation.

(1)	Amounts have been retroactively restated as required by a new accounting pronouncement on liabilities and equity (refer to Note 1 on page 19).

(2)	The adjustment that changes GAAP measures to taxable equivalent basis (TEB) measures is discussed in footnotes (2) and (3) on page 12.

(3)	Amounts have been retroactively adjusted to reflect the stock dividend paid April 28, 2004, of one common share for each issued and outstanding common share. The stock dividend had the same effect as a two-for-one stock split.

(4)	Represents common shareholders’ equity and non-controlling interest in the common equity of operating subsidiaries, less goodwill and intangible assets, as a percentage of risk-weighted assets.

(5)	Net impaired loans are impaired loans less the specific allowance for credit losses.

(6)	Includes 1.4 million shares held by the Bank’s broker-dealer subsidiary.

(7)	Represents common dividends for the period as a percentage of the net income available to common shareholders for the period.

2     Scotiabank First Quarter Report 2005

> MESSAGE TO STAKEHOLDERS

Strategies for success

Although we expect to face many challenges in 2005 – earning through the negative effects of foreign currency translation, margin compression and slower lending growth – we remain confident that we will achieve our goals for 2005, as well as our longer-term objective: to be the best Canadian-based international financial services company. We have three strong platforms for growth, a very solid capital position, and a great team of people dedicated to helping our customers become financially better off.

Build our customer base

Across the Scotiabank Group, we will build our customer base by cultivating deeper, more profitable relationships with our current customers and by acquiring new customers. A key priority will be to maintain the leadership position in customer satisfaction that we enjoy in many of our major markets.

     Domestically, we will focus on current customers with high growth potential, and refer them to other partners within the Scotiabank Group, when appropriate. We will also use our branch network, indirect channels and an aggressive new marketing program to acquire new customers. Internationally, we will continue to offer a broad range of products and services, such as mortgages and auto loans in Mexico and insurance and wealth management in the Caribbean. And in Scotia Capital, we will deepen our relationships with core clients through increased cross-sell of products and services.

Lever core strengths

We will gain efficiencies across the Scotiabank Group by levering our core strengths and expertise. We will take best practices developed in Canada, adjust them for local markets and demographics, and roll them out internationally – as we are doing with the Sales & Service program in the Caribbean, and Shared Services in Latin America. By doing so, we can focus our resources more effectively and allocate significantly more time in our branches to sales and customer service activities.

     We are also working to leverage Scotia Capital’s capabilities in Canada and the U.S. with Scotiabank Inverlat’s in Mexico, with the goal of offering our clients a truly integrated North American wholesale banking platform.

Optimize use of capital

Finally, we will make optimal use of our very strong capital base, deploying it in a way to support organic growth and to make acquisitions.

     We are always looking for ways to bolster our multinational operations through disciplined acquisitions, particularly in Mexico, the Caribbean, Central America and Asia. We will also assess a range of opportunities in Domestic Banking and Scotia Capital.

     While pursuing these strategies, we will continue to maintain our focus on people – our employees and the communities we serve, as well as our shareholders and customers. We are committed to being a leader in corporate social responsibility, which encompasses the way we interact with our stakeholders to meet our social, economic, environmental and ethical responsibilities.

     We believe we have the right strategies in place to maintain our long record of success, and the right people to execute them. We look forward to continued strong results that will benefit all of our major stakeholders in 2005.

/s/ Rick Waugh
Rick Waugh
President and Chief Executive Officer

Scotiabank First Quarter Report 2005     3

> ACHIEVEMENTS

Domestic Banking

•	Scotiabank won two prestigious Echo awards from the U.S.-based Direct Marketing Association, leading all Canadian companies. The awards, which recognize the best examples of results-based direct marketing, are the largest such competition in the world, based on number of entries submitted.

•	Scotiabank launched the High-Ratio Scotia Total Equity® Plan for insured mortgages. This major enhancement to our market-leading program allows customers to borrow up to 90% of the value of their home, while taking advantage of revolving credit.

•	The Bank made significant enhancements to its public website and online banking environments. For example, the navigation structure, visual display and content were improved for a better user experience. Furthermore, online banking customers may now receive, view and pay more than 200 bills online through a new e-post service.

International Banking

•	Scotiabank successfully completed a public offer to acquire Banco de Comercio (Banco) in El Salvador, subject to regulatory approvals. After merging Banco with our existing operations, Scotiabank will be the majority shareholder of El Salvador’s fourth-largest bank, with 67 branches, nearly US $1.6 billion in assets, 2,000 employees, and consolidated market share of more than 17%.

•	In the Caribbean and Central America (CCA), we continue to invest in our delivery network. Internet banking has been launched in eight countries in the region. In addition, telephone banking handled 400,000 customer calls in CCA in the first quarter, with active customers up 11% year over year.

•	In Asia Pacific, the Bank was approved as a Foreign Institutional Investor by regulators in India, permitting us to invest in local currency Indian securities. In addition, our Shanghai Representative Office commenced operations in November. With an office in the financial hub of China, Scotiabank is well positioned to harness China’s economic growth and explore business opportunities for our local branches.

Scotia Capital

•	Scotia Capital acted as a senior co-manager in deals that raised US $2.25 billion for Rogers Cable Inc. and Rogers Wireless Inc., in both the Canadian and U.S. debt markets, in connection with their Microcell Telecommunications Inc. and AT&T Wireless Services Inc. share acquisitions. We also assisted both companies in hedging their interest rate and currency risks, and acted as the exclusive financial advisor to Rogers Communications Inc. on its $840 million acquisition of the outstanding public minority interest in Rogers Wireless Inc.

•	We acted as exclusive financial advisor to West Fraser Timber Co. Ltd. for its $1.2 billion acquisition of Weldwood of Canada Limited. Scotia Capital was also co-lead underwriter and the sole bookrunner in the $275 million subscription receipt offering and the $150 million debenture offering, and the co-lead arranger on $1.35 billion in credit facilities associated with the transaction.

•	As part of the first Canadian dollar foreign property placement transaction done in Canada, Scotia Capital led two debt issues for Bear Stearns & Co. Inc., totaling $600 million. We were also selected as the sole crosscurrency swap provider, hedging the debt issues for the client.

Employees and Human Resources

•	The Scotiabank Group was named one of the 50 Best Employers in Canada in The Globe and Mail Report on Business Magazine’s annual employment survey. This is the first time Scotiabank has received this external recognition, which is seen as a barometer of “employer of choice” practices. Scotiabank Jamaica was also recognized as one of the top 20 employers in Jamaica in a survey conducted by the University of the West Indies and the Jamaica Employers Federation. And Scotiabank Inverlat was again named as one of the top 50 places to work in Mexico.

Community involvement

•	Scotiabank provided a donation of $125,000 over two years to the Pia Bouman School for Ballet and Creative Movement, located in the Toronto community of Parkdale. The school provides training to any child or young adult who wants to learn to dance by providing full or partial funding through a bursary program, and is moving to a new location within Parkdale to accommodate rising enrollment. Our support will enable the school to continue delivering excellence in dance training while building confident young adults.

4     Scotiabank First Quarter Report 2005

March 1, 2005	> MANAGEMENT’S DISCUSSION & ANALYSIS

Group Financial Performance and
Financial Condition

The Bank’s first quarter results were very strong, with a 15% increase in net income over the same quarter last year, notwithstanding the continued negative effect of foreign currency translation. All of the Bank’s business lines performed well.

     The presentation of current and prior period results has been affected by new Canadian accounting pronouncements relating to variable interest entities (VIEs) and the distinction between equity and liability instruments. While certain income and balance sheet categories were restated, net income available to common shareholders and earnings per share were not impacted by these changes. Please refer to Note 1 of the interim consolidated financial statements on page 19 for further details.

Total revenue

Total revenue, on a taxable equivalent basis, of $2,614 million this quarter was up $78 million or 3% from the same quarter last year, and $157 million or 6% above last quarter. Excluding the effect of foreign currency translation, revenue would have increased 6% from last year. Along with strong trading revenues, there was notable year-over-year growth in underwriting fees, retail brokerage, and deposit and payment services.

Net interest income

Net interest income, on a taxable equivalent basis, of $1,503 million was up slightly from $1,496 million in the same quarter last year, and 3% above the prior quarter.

     Canadian currency net interest income declined by $12 million compared to last year, and $7 million from the preceding quarter. The year-over-year decline was due primarily to changes in fair values of non-trading derivative instruments that do not qualify as accounting hedges. However, this was more than offset by a corresponding positive amount in foreign currency net interest income. As well, the benefit of strong retail lending growth in Canada was partly offset by a compression in the margin.

     Foreign currency net interest income rose by $19 million from last year and $49 million from last quarter, notwithstanding the negative effect of foreign currency translation. On a year-over-year basis, in addition to the fair value gains recorded on non-trading derivatives that do not qualify as accounting hedges, there was higher interest profit from good growth in retail and commercial loans in the Caribbean and Mexico. This was partially mitigated by the negative effect of foreign currency translation and lower interest income from the Bank’s U.S. lending operations.

     Total interest margin in the quarter was 2.00%, compared to 2.11% last year and 2.06% in the preceding quarter.

Other income

Other income was $1,111 million this quarter, an increase of $71 million or 7% over the same period last year, and a substantial $115 million or 12% above last quarter.

     On a year-over-year basis, revenues rose in several areas, underpinned by a record trading performance. Very good results were achieved in derivatives, foreign exchange, precious metals and securities trading. Also contributing was a strong performance in underwriting revenues, increased retail brokerage fees, in line with stronger equity markets during the quarter, and higher deposit and payment services. This growth was partially offset by lower securitization revenues and a decline in credit fees. This quarter’s other income was also negatively impacted by losses arising from the Bank’s interest in a business, previously acquired through a loan restructuring that, under new accounting rules, is now consolidated. Previously, this interest was accounted for as an impaired loan.

     The quarter-over-quarter growth in other income was attributable to increases in the same categories noted above.

Provision for credit losses

Credit quality continued to be good. Total provisions for credit losses were $74 million for the quarter, an improvement of $96 million from last year, but an increase of $34 million from last quarter. The prior quarter amount included a reduction in the general allowance of $50 million. Further discussion on credit risk is provided on page 6.

Non-interest expenses and productivity

This quarter’s non-interest expenses of $1,457 million were $51 million or 4% higher than the same quarter last year, but flat compared to last quarter. Excluding the impact of foreign currency translation, the increase over last year would have been 6%.

     The growth in expenses year over year was due primarily to higher remuneration expenses, with the largest component being performance-driven compensation related to the strong trading and investment banking results this quarter. The Bank’s salary expense remained well contained, with a decline year over year, due to a reduction in the number of staff and to foreign currency translation. As well, stock-based compensation

Scotiabank First Quarter Report 2005     5

> MANAGEMENT’S DISCUSSION & ANALYSIS

expense was lower compared to last year, due mainly to a smaller movement in the Bank’s share price this quarter.

     Also contributing to the year-over-year growth in expenses were higher professional fees and smaller increases in the other expense categories.

     Compared to the preceding quarter, the largest increase in expenses was in performance-based compensation, in line with the higher revenues. Most other expense categories fell quarter over quarter.

     The Bank’s measure of its efficiency, the productivity ratio, was 55.7%, relatively unchanged from the same quarter last year, but an improvement from 59.4% last quarter.

Taxes

The effective tax rate for this quarter, at 20.1%, was relatively unchanged from 20.3% for the comparative period last year, but increased from 18.6% last quarter.

Non-controlling interest

The deduction for non-controlling interest in net income of subsidiaries was $17 million this quarter, $6 million lower than the comparative quarter last year, but $4 million higher than the prior quarter. The decline from the first quarter of last year was due to the reduction in minority interest in Inverlat, as well as lower underlying income in subsidiaries.

Risk management

The Bank’s risk management policies and practices are unchanged from those outlined on pages 54 to 63 of the 2004 Annual Report.

Credit risk

The total provision for credit losses was $74 million this quarter, a substantial improvement from $170 million in the same period a year ago. This year-over-year decline was due largely to continued improvement in Scotia Capital’s portfolios. Total provisions were higher than the previous quarter, due entirely to a $50 million reduction in the general allowance for credit losses last quarter. Specific provisions were $16 million lower on a quarter-over-quarter basis.

     Credit quality in the domestic retail portfolios remained relatively stable, with low credit losses and delinquency ratios. Provision for credit losses in the domestic commercial portfolio declined from both the same quarter last year and the prior quarter.

     Credit losses this quarter in international operations were comparable to the same period last year, but significantly lower than the previous quarter. The quarter-over-quarter decline was due in large part to the higher level of hurricane-related provisions that had been recorded in the Caribbean region in the previous quarter.

     In Scotia Capital, there was a $9 million net recovery, which was a significant improvement from the $71 million credit loss experienced in the same period last year, but less than the $25 million recovery in the prior quarter, due mainly to lower recoveries in Canada. The year-over-year improvement resulted from lower levels of new provisions and reversals of previously established provisions, as all Scotia Capital portfolios continued to benefit from better credit conditions.

     Total net impaired loans, after deducting the specific allowance for credit losses, were $762 million as at January 31, 2005, a substantial improvement of $725 million over the same period a year ago, and $117 million below the preceding quarter. After deducting both the specific and general allowance for credit losses, net impaired loans were negative $613 million as at January 31, 2005, well below the levels in both the same period last year and last quarter. The reduction in net impaired loans this quarter included $39 million relating to a change in a Canadian Institute of Chartered Accountants’ standard. This resulted in a previously impaired loan being consolidated and reported in other assets in the Bank’s Consolidated Balance Sheet.

     Overall, if the recent trends in improved credit quality continue, specific provisions for credit losses should be below last year’s level and there will likely be a reduction in the general allowance for credit losses in 2005.

Market risk

Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. In the first quarter, the average one-day VaR decreased to $8.4 million, compared to $10.3 million in the same quarter last year. However, the one-day VaR increased from $6.7 million in the previous quarter, mainly in the foreign exchange category. Overall, VaR remained within the Bank’s historical range.

	Average for the three months ended

Risk factor	Jan. 31	Oct. 31	Jan. 31
($ millions)	2005	2004	2004

Interest rate	$4.8	$5.8	$8.8
Equities	4.1	3.8	5.4
Foreign exchange	5.4	1.9	1.4
Commodities	0.6	0.7	1.0
Diversification	(6.5)	(5.5)	(6.3)

All-Bank VaR	8.4	6.7	10.3

There was only one loss day in the quarter, compared to three loss days in the previous quarter. The loss was well within the range predicted by VaR.

6     Scotiabank First Quarter Report 2005

> MANAGEMENT’S DISCUSSION & ANALYSIS

     With respect to interest rate risk in the Bank’s nontrading portfolio, the one-year cumulative gap was $4.4 billion asset sensitive as at January 31, 2005, compared to a $3.1 billion asset sensitive gap as at October 31, 2004. Based on the Bank’s positions, an immediate and sustained 100 basis point rise in interest rates across all currencies and maturities, would increase net income after tax by approximately $67 million over the next 12 months ($65 million as at October 31, 2004).

Liquidity risk

The Bank maintains large holdings of liquid assets to support its operations. These assets can be sold or pledged to meet the Bank’s obligations. As at January 31, 2005, liquid assets were $76 billion (October 31, 2004 – $69 billion), equal to 25% of total assets, similar to the previous quarter. These assets consist of securities, 74% (October 31, 2004 – 75%), and cash and deposits with banks, 26% (October 31, 2004 – 25%).

     In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be sold under repurchase agreements. As at January 31, 2005, total assets pledged or sold under repurchase agreements were $41 billion (October 31, 2004 – $33 billion). The quarter-over-quarter increase was attributable primarily to a higher level of securities sold under repurchase agreements.

Related party transactions

The Bank’s procedures and policies for related party transactions are unchanged from those outlined on pages 67 and 108 of the 2004 Annual Report. All transactions with related parties continued to be at market terms and conditions.

Balance sheet

At January 31, 2005, the Bank’s total assets were $301 billion, an increase of $21 billion or 8% from October 31, 2004, and up $19 billion or 7% from a year ago.

     The change in Canadian accounting standards for VIEs resulted in an $8 billion increase in assets this quarter, related to the consolidation of three multi-seller commercial paper conduits. Excluding the effects of this accounting change and the foreign currency translation impact of $3 billion, the underlying growth in assets was $10 billion from October 31, 2004. There was growth in retail lending, with residential mortgages up $1 billion, and other personal loans and credit cards also rising by $1 billion. Additionally, securities increased $5 billion, largely in Scotia Capital and Scotiabank Inverlat.

     The Bank’s investment securities had a surplus of market value over book value of $1,174 million at January 31, 2005, up $126 million from the prior quarter, due mainly to higher equity values. Included in the surplus was a gain of $241 million related to the Bank’s investment holding in Shinsei Bank of Japan. In February 2005, the Bank sold a portion of its investment through a secondary sale and realized a pre-tax gain of approximately $110 million, which will be recorded in the second quarter.

     The growth in assets from January 31, 2004, was largely driven by significant gains in retail lending of $12 billion, along with increases in trading securities and the effect of the above-mentioned accounting change.

     The Bank’s total liabilities at January 31, 2005, were $285 billion, compared to $264 billion as at October 31, 2004.

     The change in the accounting standards related to VIEs also resulted in the reclassification of $1.5 billion of Scotiabank Trust Securities to deposits, due to the deconsolidation of one of the Bank’s innovative Tier 1 capital instruments. Excluding the impact of this accounting change and the foreign currency translation of $2 billion, deposits grew by $8 billion. This growth was primarily in business and government deposits and bank deposits to fund the asset growth. Included in other liabilities was $8 billion related to the financing liabilities of the multi-seller commercial paper conduits.

Capital management

The Bank’s capital position continued to be very strong. The Tier 1 ratio was 11.2% at January 31, 2005, compared to 10.9% in the first quarter last year and 11.5% last quarter. Quarter over quarter, the positive effect of the strong growth in retained earnings was more than offset by higher risk-weighted assets and the impact of common share buybacks under the Bank’s normal course issuer bid.

     The tangible common equity (TCE) ratio, which represents common equity less intangibles as a percentage of risk-weighted assets, continued to be the strongest of the major Canadian banks. This ratio was 9.5% at January 31, 2005, versus 9.2% in the first quarter last year and 9.7% last quarter.

     The Bank’s capital ratios were unaffected by the new accounting pronouncements relating to VIEs and the distinction between equity and liability instruments, as the Bank’s innovative Tier 1 capital instruments remain eligible as Tier 1 capital for regulatory capital reporting purposes. As well, the assets consolidated under the new VIE pronouncement did not impact the regulatory ratios, as these assets are currently excluded from risk-weighted assets.

Scotiabank First Quarter Report 2005     7

> MANAGEMENT’S DISCUSSION & ANALYSIS

Financial instruments

Financial instruments are central to the business of the Bank and, as such, the Bank’s balance sheet is comprised substantially of financial instruments. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion on some of these risk measures is included in the Risk Management section above.

     The basis of calculating fair values was unchanged from October 31, 2004. There were no significant changes in the fair value of financial instruments that arose from factors other than normal economic, industry and market conditions.

     Total derivative notional amounts at January 31, 2005, were $991 billion, compared to $977 billion at October 31, 2004. As well, the percentage of those derivatives held for trading and those held for non-trading purposes was generally unchanged.

Off-balance sheet arrangements

In the normal course of business, the Bank has contractual arrangements that may not require consolidation in the Bank’s balance sheet. These arrangements are primarily in three categories: VIEs, securitizations, and guarantees and loan commitments. The Bank does not have any material contractual obligations that are outside of the ordinary course of business.

     Due to revised Canadian accounting pronouncements effective November 1, 2004, certain VIEs were consolidated, while others were deconsolidated. The net effect of this change resulted in additional assets being consolidated, relating primarily to asset-backed commercial paper conduits. This had no impact on net income and earnings per share. The Bank continues to monitor evolving accounting guidance and evaluate restructuring alternatives that may result in a change in the accounting treatment in future quarters.

     VIEs that were deconsolidated this quarter related to the Bank’s innovative Tier 1 capital instruments. This change also did not impact net income or earnings per share.

     There were no new significant VIEs in the quarter.

     The Bank securitized a further $588 million in residential mortgages in the current quarter as a costeffective method of funding the significant growth in mortgages. As at January 31, 2005, $7,679 million of mortgages were securitized.

     Guarantees and loan commitments fell by $13 billion from last quarter. This was due primarily to a reduction of $11 billion in liquidity asset purchase agreements related to asset-backed commercial paper conduits. As these conduits were consolidated beginning this quarter, the liquidity agreements were eliminated upon consolidation. Fees from guarantees and loan commitment arrangements recorded in other income were $59 million for the quarter ended January 31, 2005, compared to $64 million for the same period a year ago.

Common dividend

The Board of Directors approved a quarterly dividend of 32 cents per common share to shareholders of record as of April 5, 2005. The payment date for the cash dividend is April 27, 2005.

Outlook

We expect global growth to moderate in 2005 as high energy costs, exchange rate volatility and recent increases in U.S. interest rates dampen economic activity. With inflation subdued in most regions, interest rates are likely to stay low by historical standards. In Canada, adjustments to a stronger currency will keep growth below trends in the United States and Mexico, though the NAFTA zone should outperform Europe and Japan. Asia will remain the global growth leader, led by China and India.

     The Bank began the year with a strong result, although it is unlikely that the 15% year-over-year growth in earnings can be sustained. Nevertheless, continued economic growth in the major areas in which Scotiabank operates, alongside the diversification and strength of our core businesses, point to another year where we expect the Bank to achieve its key performance targets.

8     Scotiabank First Quarter Report 2005

> MANAGEMENT’S DISCUSSION & ANALYSIS

Business Line Review

Domestic Banking

	For the three months ended

(Unaudited) ($ millions)	January 31	October 31	January 31
(Taxable equivalent basis)(1)	2005	2004	2004

Business line income
Net interest income	$890	$861	$864
Provision for credit losses	76	74	92
Other income	447	416	417
Non-interest expenses	784	845	764
Provision for income taxes	147	109	135

Net income	$330	$249	$290
Preferred dividends paid	1	1	1

Net income available to common shareholders(2)	$329	$248	$289

Other measures
Return on equity(3)	34.1%	26.3%	32.4%
Average assets ($ billions)	$120	$117	$107

(1)	Refer to footnote (2) on page 12.

(2)	Refer to footnote (4) on page 12.

(3)	Refer to footnote (5) on page 12.

Domestic Banking, which includes Wealth Management, reported strong net income available to common shareholders of $329 million this quarter, and accounted for 42% of the Bank’s total net income. Domestic Banking results increased $40 million or 14% from the comparable period last year, and $81 million or 33% quarter over quarter. Return on equity for the quarter was very good at 34.1%.

     Net interest income rose $26 million or 3% from the same quarter last year, as strong growth was recorded across most products, particularly in residential mortgages, revolving credit, savings and chequing deposits and current accounts. Partly offsetting this growth, however, was a lower interest margin. Quarter over quarter, net interest income grew by 3%, mainly from increases in retail asset volumes.

     Other income was $447 million in the first quarter, an increase of $30 million or 7% versus the same period last year. All business units showed growth, led by Wealth Management, where revenues rose by 9%. In addition, there were volume-based increases in transaction service fees and card revenues. Other income rose by 7% from last quarter as brokerage revenues grew $14 million or 18% due to a significant improvement in customer volumes. In addition, fees rose by $10 million due to the sale of new issues by brokers.

     Non-interest expenses rose 3% from the same quarter last year. This increase reflected growth in performancebased compensation, normal salary increases, and higher litigation costs. Moderating this growth was lower staffing levels. However, expenses fell 7% from the prior quarter, mainly reflecting a decrease in performance and stockbased compensation. There were also lower mortgage acquisition costs, in line with the seasonal decline in mortgage sales from the high level in the prior quarter. Decreases were also recorded in advertising, severance and several other categories.

     Credit quality continued to be very good, with a provision for credit losses of $76 million this quarter. The $16 million decrease from last year was due mainly to lower provisions in the commercial portfolio.

Scotiabank First Quarter Report 2005     9

> MANAGEMENT’S DISCUSSION & ANALYSIS

Scotia Capital

	For the three months ended

(Unaudited) ($ millions)	January 31	October 31	January 31
(Taxable equivalent basis)(1)	2005	2004	2004

Business line income
Net interest income	$216	$229	$238
Provision for credit losses	(9)	(25)	71
Other income	337	258	332
Non-interest expenses	261	202	241
Provision for income taxes	53	72	67

Net income	$248	$238	$191
Preferred dividends paid	1	1	1

Net income available to common shareholders(2)	$247	$237	$190

Other measures
Return on equity(3)	30.5%	25.3%	17.4%
Average assets ($ billions)	$108	$103	$112

(1)	Refer to footnote (2) on page 12.

(2)	Refer to footnote (4) on page 12.

(3)	Refer to footnote (5) on page 12.

Scotia Capital reported net income available to common shareholders of $247 million in the first quarter, a significant increase of $57 million or 30% from a year ago, and $10 million or 4% above last quarter. Similarly, return on equity, at 30.5% for the quarter, was significantly ahead of the 17.4% reported in the previous year and the 25.3% return last quarter.

     The increase in earnings from last year reflected both substantial trading and underwriting revenues and a significant reduction in credit losses in all corporate lending portfolios. Partially offsetting these was a loss arising from the Bank’s interest in a business, previously acquired through a loan restructuring that, under new accounting rules, is now consolidated. Previously this interest was accounted for as an impaired loan. The improvement from the previous quarter also arose primarily from higher trading and underwriting revenues offset by the loss noted above.

     Customer demand for loans continued to be weak, particularly in the U.S. and Europe. As a result, there were volume declines in Scotia Capital’s corporate loan portfolio of 3% quarter over quarter and 16% year over year. Part of these declines were also due to the ongoing appreciation of the Canadian dollar.

     As noted above, record trading results, which included a strong performance in derivatives, foreign exchange, precious metals and securities trading, combined with higher underwriting fees, contributed to a 14% growth in revenues from the previous quarter. Revenues dropped 3% from the previous year, as increases in these businesses were offset by lower interest and fee revenues from the lending businesses in both the U.S. and Europe. Revenues from lending operations in Canada had a modest increase, both quarter over quarter and year over year.

     The provision for credit losses was a net recovery of $9 million this quarter, compared to net losses of $71 million last year and a recovery of $25 million last quarter. All the corporate loan portfolios incurred significantly lower credit losses compared to the previous year.

     Total expenses increased 8% from last year, due primarily to higher performance-based compensation, in line with strong trading results. The 29% increase from last quarter also arose from higher performance-based compensation, partly offset by lower severance costs and professional fees.

10     Scotiabank First Quarter Report 2005

> MANAGEMENT’S DISCUSSION & ANALYSIS

International Banking

	For the three months ended

(Unaudited) ($ millions)	January 31	October 31	January 31
(Taxable equivalent basis)(1)	2005	2004	2004

Business line income
Net interest income	$462	$444	$437
Provision for credit losses	7	43	7
Other income	180	189	174
Non-interest expenses	388	400	390
Provision for income taxes	23	17	36
Non-controlling interest in net income of subsidiaries	17	13	23

Net income	$207	$160	$155
Preferred dividends paid	1	1	1

Net income available to common shareholders(2)	$206	$159	$154

Other measures
Return on equity(3)	24.2%	18.4%	19.4%
Average assets ($ billions)	$48	$49	$48

(1)	Refer to footnote (2) on page 12.

(2)	Refer to footnote (4) on page 12.

(3)	Refer to footnote (5) on page 12.

International Banking’s net income available to common shareholders in the first quarter of 2005 was $206 million, an increase of $52 million or 34% from last year and $47 million or 30% above last quarter. Return on equity was 24.2%. This solid performance was achieved notwithstanding the significant negative effect of foreign currency translation, as the Canadian dollar appreciated against most currencies in which International Banking operates. Excluding the impact of foreign currency translation, underlying net income rose $69 million or 45% from last year.

     The year-over-year increase in net income was the result of strong growth in all regions, particularly in the Caribbean and Mexico. Local currency loan growth was accompanied by minimal credit losses.

     Asset volumes were unchanged from the same period last year. However, excluding foreign currency translation, asset volumes grew 6% year over year. Retail loan growth was strong at 15%, particularly in mortgages, with increases of more than 20% in both Mexico and Chile, and growth of 12% in the Caribbean. In addition, the Caribbean and Mexico both experienced double-digit growth in retail deposits, excluding foreign currency translation.

     Total revenues were $642 million this quarter, an increase of $31 million or 5% from last year. Excluding foreign currency translation, revenues rose $77 million or 13%.

     Net interest income was $462 million this quarter, a year-over-year increase of $25 million or 6%. Excluding foreign currency translation, interest income grew by $59 million or 14% from higher retail loans and deposits in the Caribbean and Central America, Scotiabank Inverlat and Chile. Also contributing to the growth was an increase in the fair values of non-trading derivatives that do not qualify as accounting hedges.

     Other income rose $6 million or 4% year over year, or 10%, excluding foreign currency translation. The majority of the growth was in the Caribbean and Central America, led by Jamaica, with increases in insurance, foreign exchange and card revenues.

     Non-interest expenses were $388 million in the first quarter, down modestly from last year. Excluding foreign currency translation, expense growth was 5%. The largest increase was in the Caribbean as a result of the acquisition of Baninter branches in the Dominican Republic and normal growth in employee salaries. In addition, there was continued investment in the expansion of our branch and alternative delivery networks, as well as business-related growth in most countries.

     Credit quality in International Banking continued to be good. The provision for credit losses was minimal at $7 million in the first quarter, flat with last year, and down significantly from last quarter, when hurricane-related provisions were recorded in the Caribbean.

Scotiabank First Quarter Report 2005     11

> MANAGEMENT’S DISCUSSION & ANALYSIS

Other (1)

	For the three months ended

(Unaudited) ($ millions)	January 31	October 31	January 31
(Taxable equivalent basis)(2)	2005	2004	2004

Business line income
Net interest income(3)	$(141)	$(146)	$(111)
Provision for credit losses	—	(52)	—
Other income	147	133	117
Non-interest expenses	24	14	11
Provision for income taxes(3)	(21)	(33)	(57)

Net income	$3	$58	$52
Preferred dividends paid	1	1	1

Net income available to common shareholders(4)	$2	$57	$51

Other measures
Average assets ($ billions)	$22	$13	$16

Net income available to common shareholders was $2 million in the first quarter, compared to $51 million for the same period last year, and $57 million in the previous quarter.

     Net interest income includes the elimination of the gross up of tax-exempt income. This amount is included in the operating segments, which are reported on a taxable equivalent basis. This reduction was $76 million in the first quarter, compared to $68 million last year and $73 million last quarter.

     Revenues were $6 million in the first quarter. Adjusted for the elimination of the tax-exempt income gross-up, revenues of $82 million were up slightly year over year. Quarter over quarter, revenues grew $22 million, due mainly to stronger gains on the sale of investment securities in Group Treasury.

     The provision for credit losses was nil this quarter and last year. There was a $50 million reduction in the general allowance for credit losses last quarter.

     The provision for income taxes also includes the elimination of tax-exempt income gross-up. The year-over-year change in the provision was largely because of the benefit arising from a future income tax adjustment in 2004.

Total

	For the three months ended

	January 31	October 31	January 31
(Unaudited) ($ millions)	2005	2004	2004

Business line income
Net interest income	$1,427	$1,388	$1,428
Provision for credit losses	74	40	170
Other income	1,111	996	1,040
Non-interest expenses	1,457	1,461	1,406
Provision for income taxes	202	165	181
Non-controlling interest in net income of subsidiaries	17	13	23

Net income	$788	$705	$688
Preferred dividends paid	4	4	4

Net income available to common shareholders(4)	$784	$701	$684

Other measures
Return on equity(5)	21.0%	18.8%	19.4%
Average assets ($ billions)	$298	$282	$283

(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

(2)	The Bank, like some other banks, analyzes revenues, net interest margin on total average assets and the productivity ratio on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities to an equivalent before-tax basis. In the presentation of business line results, the corresponding offset is made in the provision for income taxes.

Management believes that this basis for measurement provides a uniform comparability of net interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. This use of TEB results in measures that are different from comparable GAAP measures and may not be the same as measures presented by other companies.

(3)	Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended January 31, 2005 ($76), October 31, 2004 ($73), and January 31, 2004 ($68), to arrive at the amounts reported in the Consolidated Statement of Income.

(4)	Commencing in 2005, the measure of segment profitability has been changed from net income to net income available to common shareholders. Prior periods have been restated.

(5)	For management and internal reporting purposes, the Bank allocates equity to its business lines using a methodology that considers credit, market and operational risk inherent in each business line. Return on equity is calculated based on the economic equity allocated to the business line. Economic equity is not a defined term under GAAP and, accordingly, the resulting return on equity for each business line may not be comparable to those used by other financial institutions.

12     Scotiabank First Quarter Report 2005

> MANAGEMENT’S DISCUSSION & ANALYSIS

Geographic Highlights

	For the three months ended

	January 31	October 31	January 31
(Unaudited)	2005	2004	2004

Net income available to common shareholders ($ millions)
Canada	$528	$391	$455
United States	61	90	71
Other international	246	184	172
Corporate adjustments	(51)	36	(14)

	$784	$701	$684

Average assets ($ billions)
Canada	$207	$189	$185
United States	23	19	25
Other international	65	72	70
Corporate adjustments	3	2	3

	$298	$282	$283

Quarterly Financial Highlights

	For the three months ended

	Jan. 31	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31	April 30
	2005	2004	2004	2004	2004	2003	2003	2003

Total revenue(1) (TEB(2)) ($ millions)	$2,614	$2,457	$2,532	$2,770	$2,536	$2,551	$2,597	$2,514
Net income(1) ($ millions)	788	705	731	784	688	654	620	576
Basic earnings per share(3) ($)	0.78	0.70	0.72	0.77	0.68	0.64	0.61	0.57
Diluted earnings per share(3) ($)	0.77	0.69	0.71	0.75	0.67	0.63	0.60	0.56

(1)	Amounts have been retroactively adjusted to reflect the new accounting pronouncement on liabilities and equity (refer to Note 1 on page 19).

(2)	The adjustment that changes GAAP measures to taxable equivalent basis (TEB) measures is discussed in footnotes (2) and (3) on page 12.

(3)	Amounts have been retroactively adjusted to reflect the stock dividend paid April 28, 2004, of one common share for each issued and outstanding common share. The stock dividend had the same effect as a two-for-one stock split.

Share Data

	As at

	January 31
(thousands of shares)	2005

Class A preferred shares issued by Scotia Mortgage Investment Corporation	250	(1)
Series 2000-1 trust securities issued by BNS Capital Trust	500	(1)
Series 2002-1 trust securities issued by Scotiabank Capital Trust	750	(2)
Series 2003-1 trust securities issued by Scotiabank Capital Trust	750	(2)

Preferred shares Series 12	12,000	(3)
Common shares outstanding	998,089	(4)
Outstanding options granted under the Stock Option Plans to purchase common shares	42,257	(4)(5)

(1)	Reported in subordinated debentures and capital instrument liabilities in the Consolidated Balance Sheet.

(2)	Refer to Note 1 on page 19 for the accounting treatment and presentation of these instruments.

(3)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $ 0.328125 per share.

(4)	As at February 18, 2005, the number of outstanding common shares and options were 998,164 and 42,181, respectively. The number of other securities disclosed in this table were unchanged.

(5)	Included are 15,877 stock options with tandem stock appreciation right (SAR) features. During the quarter 1,977 stock options with tandem SAR features were granted at an exercise price of $39.00.

Further details, including convertibility features, are available in Notes 13 and 14 of the October 31, 2004, consolidated financial statements presented in the 2004 Annual Report, and Note 4 on page 21 of this report.

Accounting Policies and Estimates

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Refer to Note 1 in the 2004 annual consolidated financial statements for more information about the accounting principles used to prepare the financial statements.

     There have not been any changes to the Bank’s accounting policies affecting this quarter, other than those described in Note 1 of the interim consolidated financial statements. Certain comparative amounts have been restated as a result of these changes.

     The key assumptions and bases for estimates that management has made under GAAP and their impact on the amounts reported in the interim consolidated financial statements and notes, remain substantially unchanged from those described in the 2004 Annual Report.

Scotiabank First Quarter Report 2005     13

> MANAGEMENT’S DISCUSSION & ANALYSIS

Forward-looking statements This document includes forward-looking statements which are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These statements include comments with respect to our objectives, strategies, expected financial results (including those in the area of risk management), and our outlook for our businesses and for the Canadian, U.S. and global economies. Forward-looking statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs such as “will,” “should,” “would” and “could.”

     By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. The Bank cautions readers not to place undue reliance on these statements, as a number of important factors could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services; the Bank’s ability to complete and integrate acquisitions; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; consolidation in the Canadian financial services sector; changes in tax laws; competition; judicial and regulatory proceedings; acts of God, such as earthquakes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements.

     The Bank cautions that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and it’s securities, investors and others should carefully consider the foregoing factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com, and on the EDGAR section of the SEC’s website at www.sec.gov.

14     Scotiabank First Quarter Report 2005

> INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

	For the three months ended

	January 31	October 31	January 31
(Unaudited) ($ millions)	2005	2004(1)	2004(1)

Interest income
Loans	$2,399	$2,291	$2,300
Securities	699	647	684
Deposits with banks	136	120	98

	3,234	3,058	3,082

Interest expense
Deposits	1,330	1,258	1,235
Subordinated debentures and capital instrument liabilities (Notes 1 and 7)	46	68	78
Other	431	344	341

	1,807	1,670	1,654

Net interest income	1,427	1,388	1,428
Provision for credit losses (Note 6)	74	40	170

Net interest income after provision for credit losses	1,353	1,348	1,258

Other income
Card revenues	62	59	61
Deposit and payment services	168	161	155
Mutual funds	44	44	41
Investment management, brokerage and trust services	142	113	125
Credit fees	136	143	146
Trading revenues	210	118	152
Investment banking	180	144	161
Net gain on investment securities	62	54	70
Securitization revenues	19	26	28
Other	88	134	101

	1,111	996	1,040

Net interest and other income	2,464	2,344	2,298

Non-interest expenses
Salaries and employee benefits	870	829	841
Premises and technology	273	293	281
Communications	60	67	59
Advertising and business development	43	59	47
Professional	42	48	29
Business and capital taxes	37	32	37
Other	132	133	112

	1,457	1,461	1,406

Income before the undernoted	1,007	883	892
Provision for income taxes	202	165	181
Non-controlling interest in net income of subsidiaries	17	13	23

Net income	$788	$705	$688

Preferred dividends paid	4	4	4

Net income available to common shareholders	$784	$701	$684

Average number of common shares outstanding(2) (millions):
Basic	1,006	1,008	1,011
Diluted	1,021	1,024	1,027

Earnings per common share(2)(3) (in dollars):
Basic	$0.78	$0.70	$0.68
Diluted	$0.77	$0.69	$0.67

Dividends per common share(2) (in dollars)	$0.32	$0.30	$0.25

(1)	Certain comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments (refer to Note 1 on page 19).

(2)	Amounts have been retroactively adjusted to reflect the stock dividend paid April 28, 2004, of one common share for each issued and outstanding common share. The stock dividend had the same effect as a two-for-one stock split.

(3)	The calculation of earnings per share is based on full dollar and share amounts.

The accompanying notes are an integral part of these interim consolidated financial statements.

Scotiabank First Quarter Report 2005     15

> INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheet

	As at

	January 31	October 31	January 31
(Unaudited) ($ millions)	2005	2004(1)	2004(1)

Assets
Cash resources
Cash and non-interest-bearing deposits with banks	$1,961	$1,921	$1,361
Interest-bearing deposits with banks	15,817	12,932	15,363
Precious metals	2,207	2,302	2,127

	19,985	17,155	18,851

Securities
Investment	22,477	15,717	18,288
Trading	46,656	43,056	44,439

	69,133	58,773	62,727

Loans
Residential mortgages	70,070	69,018	62,583
Personal and credit cards	33,855	30,182	27,046
Business and governments	61,281	57,384	63,155
Securities purchased under resale agreements	19,769	17,880	19,266

	184,975	174,464	172,050
Allowance for credit losses (Note 6)	2,641	2,696	3,257

	182,334	171,768	168,793

Other
Customers’ liability under acceptances	6,283	7,086	6,887
Trading derivatives’ market valuation	12,493	14,198	15,547
Land, buildings and equipment	1,937	1,872	1,863
Goodwill	270	261	280
Other intangible assets	233	240	276
Other assets	7,879	7,859	6,227

	29,095	31,516	31,080

	$300,547	$279,212	$281,451

Liabilities and shareholders’ equity
Deposits
Personal	$81,059	$79,020	$78,328
Business and governments	101,466	94,125	89,463
Banks	24,341	22,051	24,009

	206,866	195,196	191,800

Other
Acceptances	6,283	7,086	6,887
Obligations related to securities sold under repurchase agreements	24,846	19,428	24,144
Obligations related to securities sold short	7,453	7,585	9,911
Trading derivatives’ market valuation	11,993	14,054	15,160
Other liabilities	24,226	15,733	13,810
Non-controlling interest in subsidiaries	287	280	316

	75,088	64,166	70,228

Subordinated debentures and capital instrument liabilities (Notes 1 and 7)	3,375	4,865	4,914

Shareholders’ equity
Capital stock
Preferred shares	300	300	300
Common shares and contributed surplus	3,234	3,229	3,115
Retained earnings	13,236	13,239	12,144
Cumulative foreign currency translation	(1,552)	(1,783)	(1,050)

	15,218	14,985	14,509

	$300,547	$279,212	$281,451

(1)	Certain comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments (refer to Note 1 on page 19).

The accompanying notes are an integral part of these interim consolidated financial statements.

16     Scotiabank First Quarter Report 2005

> INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Shareholders’ Equity

	For the three months ended

	January 31	January 31
(Unaudited) ($ millions)	2005	2004(1)

Preferred shares	$300	$300

Common shares and contributed surplus
Common shares:
Balance at beginning of period	3,228	3,140
Issued	45	26
Purchased for cancellation	(40)	(4)

Balance at end of period	3,233	3,162
Contributed surplus: Fair value of stock options	1	1
Common shares purchased for trading	—	(48)

Total	3,234	3,115

Retained earnings
Balance at beginning of period	13,239	11,747
Net income	788	688
Dividends: Preferred	(4)	(4)
Common	(322)	(253)
Purchase of shares	(465)	(34)

Balance at end of period	13,236	12,144

Cumulative foreign currency translation
Balance at beginning of period	(1,783)	(1,074)
Net unrealized foreign exchange translation gains/(losses)(2)	231	24

Balance at end of period	(1,552)	(1,050)

Total shareholders’ equity at end of period	$15,218	$14,509

(1)	Certain comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments (refer to Note 1 on page 19).

(2)	Comprises unrealized foreign exchange translation gains/(losses) on net investments in self-sustaining foreign operations of $381 (January 31, 2004 – $162) and gains/(losses) from related foreign exchange hedging activities of $(150) (January 31, 2004 – $(138)).

The accompanying notes are an integral part of these interim consolidated financial statements.

Scotiabank First Quarter Report 2005     17

> INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Statement of Cash Flows

	For the three months ended
Sources and (uses) of cash flows	January 31	January 31
(Unaudited) ($ millions)	2005	2004(1)

Cash flows from operating activities
Net income	$788	$688
Adjustments to net income to determine cash flows	10	123
Net accrued interest receivable and payable	18	(41)
Trading securities	(3,158)	(1,465)
Trading derivatives’ market valuation, net	(340)	161
Other, net	1,028	(94)

	(1,654)	(628)

Cash flows from financing activities
Deposits	8,120	(2,281)
Obligations related to securities sold under repurchase agreements	4,917	(4,573)
Obligations related to securities sold short	(151)	692
Subordinated debenture and capital instrument liabilities redemptions/repayments	—	(260)
Capital stock issued	40	26
Capital stock redeemed/purchased for cancellation or trading, net	(505)	(86)
Cash dividends paid	(326)	(257)
Other, net	205	(296)

	12,300	(7,035)

Cash flows from investing activities
Interest-bearing deposits with banks	(2,460)	2,190
Loans, excluding securitizations	(7,568)	2,442
Loan securitizations	589	967
Investment securities, net	(1,144)	2,281
Land, buildings and equipment, net of disposals	(58)	(24)

	(10,641)	7,856

Effect of exchange rate changes on cash and cash equivalents	35	17

Net change in cash and cash equivalents(2)	40	210
Cash and cash equivalents at beginning of period	1,921	897

Cash and cash equivalents at end of period	$1,961	$1,107

Represented by:
Cash and non-interest-bearing deposits with banks	$1,961	$1,361
Cheques and other items in transit, net liability(2)	—	(254)

Cash and cash equivalents at end of period	$1,961	$1,107

Cash disbursements made for:
Interest	$1,792	$1,778
Income taxes	$239	$162

(1)	Certain comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments (refer to Note 1 on page 19).

(2)	In the fourth quarter of 2004, the Bank prospectively changed the balance sheet presentation of certain types of cheques and other items in transit. These items are recorded gross in different asset and liability categories, whereas previously these items were recorded net in cheques and other items in transit in other liabilities in the Consolidated Balance Sheet. This change in balance sheet presentation also resulted in certain types of cheques and other items in transit no longer being classified as part of cash and cash equivalents. These changes resulted from a new CICA standard for financial reporting, which eliminated industry practice as a source of generally accepted accounting principles.

The accompanying notes are an integral part of these interim consolidated financial statements.

18     Scotiabank First Quarter Report 2005

> INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Interim Consolidated Financial Statements (Unaudited)

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). They should be read in conjunction with the consolidated financial statements for the year ended October 31, 2004. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with those used in the Bank’s year-end audited consolidated financial statements, except as discussed in Note 1. Certain comparative amounts have been reclassified to conform with the current period’s presentation.

1.	New accounting policies:

Liabilities and equity

Effective November 1, 2004, the Bank, as required, retroactively adopted, with restatement of prior periods, a new pronouncement issued by the Canadian Institute of Chartered Accountants (CICA) amending the accounting for certain financial instruments that have the characteristics of both a liability and equity. This pronouncement requires those instruments that can be settled at the issuer’s option by issuing a variable number of the issuer’s own equity instruments, to be presented as liabilities rather than as equity.

This affected the $2 billion of Scotiabank Trust Securities issued through BNS Capital Trust and Scotiabank Capital Trust and $250 million of preferred shares issued by Scotia Mortgage Investment Corporation. These instruments were reclassified from non-controlling interest in subsidiaries and shareholders’ equity, respectively, to subordinated debentures and capital instrument liabilities. Consequently, for this quarter, disbursements of $37 million associated with these instruments were recorded as interest expense, whereas prior to the accounting policy change, such disbursements would have been recorded as non-controlling interest in net income of subsidiaries of $33 million and preferred dividend of $2 million (net of provision for income taxes of $2 million). The comparative restated amounts are outlined in the table below.

Furthermore, effective November 1, 2004, in accordance with a new Canadian accounting pronouncement related to variable interest entities (VIEs), $1.5 billion of Scotiabank Trust Securities were reclassified to deposit liabilities in the Consolidated Balance Sheet (see paragraph on Scotiabank Trust Securities on page 20).

In all cases, there was no change to net income available to common shareholders or earnings per share. As well, the Bank’s regulatory capital ratios were not affected, as the Bank’s innovative Tier 1 capital instruments remain eligible as Tier 1 capital for regulatory purposes.

The following table summarizes the restatements that were required by the new liabilities and equity pronouncement:

	As at and for the three months ended
	October 31, 2004			January 31, 2004
	As previously			As previously
($ millions)	presented	Change	Restated	presented	Change	Restated

Consolidated Balance Sheet
Liabilities
Non-controlling interest in subsidiaries	$2,280	$(2,000)	$280	$2,316	$(2,000)	$316
Subordinated debentures & capital instrument liabilities	2,615	2,250	4,865	2,664	2,250	4,914
Shareholders’ equity
Capital stock – Preferred shares	550	(250)	300	550	(250)	300

Consolidated Statement of Income
Interest expense	$1,632	$38	$1,670	$1,602	$52	$1,654
Provision for income taxes	166	(1)	165	183	(2)	181
Non-controlling interest in net income of subsidiaries	47	(34)	13	57	(34)	23
Net income	708	(3)	705	704	(16)	688
Preferred dividends paid	7	(3)	4	20	(16)	4
Net income available to common shareholders	701	—	701	684	—	684

Scotiabank First Quarter Report 2005     19

> INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidation of variable interest entities

Effective November 1, 2004, the Bank adopted a new accounting guideline issued by the CICA which requires consolidation of VIEs by the primary beneficiary.

An entity is a VIE when, by design, one or both of the following conditions exist: (a) total equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others; (b) as a group, the holders of the equity investment at risk, lack certain essential characteristics of a controlling financial interest. The VIE guideline also exempts certain entities from its scope. The primary beneficiary is the enterprise that absorbs or receives the majority of the VIE’s expected losses, expected residual returns, or both.

The following is a summary by VIE category of the financial statement impact of this new guideline. Accounting standard setters continue to deliberate issues associated with the guideline. As these issues are addressed and revisions to the accounting guidance are made, the effects of this new guideline, as described below, may change in future quarters.

Securitization vehicles
The Bank administers three multi-seller commercial paper conduit programs, which involve the purchase of assets by conduit vehicles from outside parties funded by the issuance of asset-backed commercial paper. The Bank has no rights to these assets, but manages for a fee the commercial paper selling program. As well, in some instances the Bank is counterparty to derivative contracts with these conduits and provides them with a large portion of their backstop liquidity and partial credit enhancement facilities. The Bank has assessed that it is the primary beneficiary of these conduits and has reflected their results in the consolidated financial statements. On adoption, investment securities, personal and credit card loans, and other liabilities in the Consolidated Balance Sheet increased by $5 billion, $3 billion and $8 billion, respectively. For this quarter, interest income and interest expense increased by $50 million and $48 million, respectively, and other income decreased by $2 million. This accounting change did not affect net income or earnings per share. The Bank continues to monitor evolving accounting guidance and evaluate restructuring alternatives. If restructured or there are changes to the interpretative guidance, the Bank may no longer be the primary beneficiary and would be required to deconsolidate these conduits.

Scotiabank Trust Securities
The Bank has issued $1.5 billion in innovative Tier 1 capital under the Scotiabank Capital Trust structure. This structure is a VIE, but the Bank is not its primary beneficiary. As such, the Bank has deconsolidated this structure and recorded $1.5 billion in business and governments deposit liabilities in the Consolidated Balance Sheet. These financial instruments were previously reported as non-controlling interest in subsidiaries. With the adoption of the accounting policy changes for liabilities and equity noted previously, these instruments were restated to subordinated debentures and capital instrument liabilities in prior periods. This quarter, $24 million in disbursements associated with this structure was recorded in interest expense, whereas in prior reporting periods, such disbursements were recorded as non-controlling interest in net income of subsidiaries. With the adoption of the changes to liabilities and equity noted above, these disbursements were restated to interest expense. Overall, there was no change in net income or earnings per share.

Other
The Bank is involved with other entities or structures such as investment vehicles, collateralized debt obligation vehicles and synthetic leases, which total $8 billion. Although the Bank is the primary beneficiary of a few of these structures and has consolidated these few, the resulting increase in total assets and liabilities was insignificant.

2.	Future accounting changes:

Financial instruments
The CICA has issued three new standards: Financial Instruments – Recognition and Measurement, Hedges and Comprehensive Income. These will be effective for the Bank on November 1, 2006, and require the following:

Financial Instruments – Recognition and Measurement
All financial assets and liabilities will be carried at fair value in the Consolidated Balance Sheet, except the following, which will be carried at amortized cost: loans and receivables, securities intended to be held

20     Scotiabank First Quarter Report 2005

> INTERIM CONSOLIDATED FINANCIAL STATEMENTS

until maturity and non-trading financial liabilities. Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will be recorded in the Consolidated Statement of Income. Unrealized gains and losses on financial assets that are held as available for sale will be recorded in other comprehensive income until realized, when they will be recorded in the Consolidated Statement of Income. All derivatives, including embedded derivatives that must be separately accounted for, will be recorded at fair value in the Consolidated Balance Sheet.

Hedges

In a fair value hedge, the component of the underlying asset or liability being hedged, as well as the hedging derivative, will be carried at fair value, with changes in fair value recorded in the Consolidated Statement of Income. In a cash flow hedge, the change in fair value of the derivative will be recorded in other comprehensive income until the asset or liability being hedged affects the Consolidated Statement of Income, at which time the related change in fair value of the derivative will also be recorded in the Consolidated Statement of Income. Any hedge ineffectiveness will be recorded in the Consolidated Statement of Income.

Comprehensive Income

Gains and losses on financial assets that will be held as available for sale, unrealized foreign currency translation amounts arising from self-sustaining foreign operations, and changes in the fair value of cash flow hedging instruments, will be recorded in a Statement of Other Comprehensive Income until recognized in the Consolidated Statement of Income. Other comprehensive income will form part of shareholders’ equity.

The impact of implementing these new standards is not yet determinable as it is dependent on the Bank’s outstanding positions, hedging strategies and market volatility at the time of transition.

3.	Segmented results of operations

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Domestic Banking, International Banking and Scotia Capital. Results for these operating segments are presented in the Business line income tables on pages 9 to 12.

4.	Significant capital transactions

In the first quarter, the Bank initiated a new normal course issuer bid to purchase up to 50 million of the Bank’s common shares. This represents approximately 5 per cent of the Bank’s outstanding common shares. The bid will terminate on the earlier of January 5, 2006, or the date the Bank completes its purchases. During the quarter, the Bank purchased 12.7 million common shares at an average cost of $39.80.

5.	Sales of loans through securitizations

The Bank securitizes residential mortgages through the creation of mortgage-backed securities. The net gain on sale of the mortgages resulting from these securitizations is recognized in securitization revenues in the Consolidated Statement of Income. No credit losses are expected, as the mortgages are insured. The following table summarizes the Bank’s sales.

	For the three months ended
	January 31		October 31	January 31
($ millions)	2005		2004	2004

Net cash proceeds	$589	(1)	$779	$967
Retained interest	14		24	27
Retained servicing liability	(4)		(5)	(7)

	599		798	987
Residential mortgages securitized	588		783	975

Net gain on sale	$11		$15	$12

(1)	Excludes $525 of insured mortgages which were securitized in the quarter and retained by the Bank. These assets are classified as investment securities.

Scotiabank First Quarter Report 2005     21

> INTERIM CONSOLIDATED FINANCIAL STATEMENTS

6.	Allowance for credit losses
The following table summarizes the change in the allowance for credit losses.

	For the three months ended
	January 31	October 31	January 31
($ millions)	2005	2004	2004

Balance at beginning of period	$2,704	$3,256	$3,580
Presented with securities	—	—	(363	)(1)
Write-offs	(149)	(548)	(177)
Recoveries	36	39	40
Provision for credit losses	74	40	170
Other, including foreign exchange adjustment	(15)	(83)	20

Balance at the end of period(2)(3)	$2,650	$2,704	$3,270

(1)	Effective November 1, 2003, the country risk allowance related to investment securities is no longer disclosed as part of the allowance for credit losses, but continues to be deducted from investment securities.

(2)	As at January 31, 2005, $9 (October 31, 2004 – $8; January 31, 2004 – $13) has been recorded in other liabilities.

(3)	As at January 31, 2005, the general allowance for credit losses was $1,375 (October 31, 2004 – $1,375; January 31, 2004 – $1,475).

7.	Subordinated debentures and capital instrument liabilities

The following table provides the detail for the subordinated debentures and capital instrument liabilities.

	As at
	January 31	October 31	January 31
	2005	2004(1)	2004(1)

Subordinated debentures	$2,625	$2,615	$2,664
Class A preferred shares issued by Scotia Mortgage Investment Corporation	250	250	250
Scotiabank Trust Securities – Series 2000-1 issued by BNS Capital Trust	500	500	500
Scotiabank Trust Securities – Series 2002-1 issued by Scotiabank Capital Trust(2)	—	750	750
Scotiabank Trust Securities – Series 2003-1 issued by Scotiabank Capital Trust(2)	—	750	750

	$3,375	$4,865	$4,914

(1)	Amounts have been retroactively restated as required by a new accounting pronouncement on liabilities and equity (refer to Note 1 on page 19). In addition, the features of these capital instruments are described in Note 13 of the consolidated financial statements for the year ended October 31, 2004.

(2)	Effective November 1, 2004, these securities were reclassified to deposits as a result of the new accounting pronouncement on VIEs (refer to Note 1 on page 19).

8.	Employee future benefits

Employee future benefits include pensions and other post-retirement benefits, post-employment benefits and compensated absences. The following table summarizes the expense for the Bank’s principal plans(1).

	For the three months ended
	January 31	October 31	January 31
($ millions)	2005	2004	2004

Benefit expense
Pension plans	$21	$21	$22
Other benefit plans	15	26	26

	$36	$47	$48

(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.

22     Scotiabank First Quarter Report 2005

> SHAREHOLDER & INVESTOR INFORMATION

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the Transfer Agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

     As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.

     For more information on participation in the plan, please contact the Transfer Agent.

Dividend dates for 2005

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 4	January 27
April 5	April 27
July 5	July 27
October 4	October 27

Duplicated communication

If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the Transfer Agent to combine the accounts.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on Tuesday, March 1, 2005, at 1:00 p.m. EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at 1-800-814-4859 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session. Listeners are also invited to submit questions by e-mail to investor.relations@scotiabank.com.

     A telephone replay of the conference call will be available from March 1, 2005, to March 15, 2005, by calling (416) 640-1917 and entering the identification code 21111191#. The archived audio webcast will be available on the Bank’s website for three months.

Scotiabank First Quarter Report 2005     23

Contact information

Investors:

Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank
Scotia Plaza, 44 King Street West,
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-5982
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com

Media:

For other information and for media enquiries, please contact the Public, Corporate and Government Affairs Department at the above address.

Telephone: (416) 866-3925
Fax: (416) 866-4988
E-mail: corpaff@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s Transfer Agent:

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: 1-877-982-8767
Fax: 1-888-453-0330
E-mail: service@computershare.com
Co-Transfer Agent (U.S.A.)
Computershare Trust Company, Inc.
350 Indiana Street
Golden, Colorado 80401 U.S.A.
Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Finance Department:

Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-4790
Fax: (416) 866-4048
E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en version française

Le Rapport annuel et les états financiers périodiques de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer le Service des relations publiques de la Banque Scotia, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

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